

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2011

<u>Via E-mail</u>
Mr. Sam Messina III
Chief Financial Officer
Minerco Resources, Inc.
16225 Park Ten Place
Suite 500
Houston, Texas 77084

>   **Re: Minerco Resources, Inc.
>   Form 10-K for the year ended July 31, 2010
>   Filed November 15, 2010
>   Form 10-Q for the period ended April 30, 2011
>   Filed June 16, 2011
>   File No. 000-54164**

Dear Mr. Messina:

        We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the quarterly period ended April 30, 2011</u>

<u>Financial Statements, page 3</u>

<u>Note 9. Convertible Note Payable and Derivative Liabilities, page 10</u>

1. We note your disclosure that in February and March 2011 you entered into convertible promissory notes with Asher Enterprises for $53,000 and $27,500, respectively, for a total of $80,500 and you determined the fair value of the embedded conversion feature to be $114,761, of which you recorded $80,500 as a discount to the notes and expensed the remainder. Please explain the significant terms of the conversion feature and tell us how you determined that the embedded conversion feature is a derivative liability. Please cite the applicable GAAP guidance upon which you based your accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief